June 26, 2025

Phil van Staden
Chief Financial Officer
Fury Gold Mines Limited
401 Bay Street, 16th Floor
Toronto , Ontario
Canada M5H 2Y4

       Re: Fury Gold Mines Limited
           Form 20-F for the Fiscal Year ended December 31, 2024
           Filed April 1, 2025
           File No. 001-38145
Dear Phil van Staden:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Michael Taylor